DODGE & COX FUNDS

MULTI-CLASS PLAN

Pursuant to Rule 18f-3 under the Investment Company Act of 1940

Effective Date (February 9, 2022)

WHEREAS, Dodge & Cox Funds (the “Trust”) has determined to offer multiple classes of shares of certain of its now existing and hereafter created series as permitted under the Trust’s Amended and Restated Declaration of Trust, as may be amended from time to time, pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, a majority of the Board of Trustees of the Trust and a majority of the Trustees who are not “interested persons,” as defined in the 1940 Act, of the Trust (“Independent Trustees”) have found the following Multi-Class Plan (the “Plan”), as proposed, to be in the best interests of each class of shares of the Trust individually and the series of the Trust and the Trust as a whole;

NOW, THEREFORE, the Trust hereby approves and adopts the following Plan pursuant to Rule 18f-3 under the 1940 Act.

1. Features of the Classes

Each now existing series (each a “Fund”) of the Trust, with the exception of the Dodge & Cox Emerging Markets Stock Fund, is authorized to issue from time to time its shares of beneficial interest in two classes: I shares and X shares. Each class is subject to such investment minimums and other conditions of eligibility as are set forth in the Trust’s prospectus and its statement of additional information as from time to time in effect (together, the “Prospectus”). Each Fund may offer such classes of shares to such classes of persons as are set forth in the Prospectus.

Shares of each class of a Fund shall represent a proportional interest in such Fund in accordance with their respective net asset values, and, generally, shall have identical voting, dividend, liquidation and other rights, preferences, powers, restrictions, limitations, qualifications and terms and conditions, except that: (a) each class shall have a different designation; (b) each class shall bear all of the expenses, including any Administrative and Shareholder Services Expenses, as defined in Section 2 below, allocated to it as provided in Section 3 below; (c) each class shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, and shall have exclusive voting rights on any matter submitted to shareholders that relates solely to that class; and (d) each class shall have such differences relating to: (i) eligible investors, and (ii) exchange privileges, each as may be set forth in the Prospectus.

In addition to the foregoing, each class shall have the features described in Sections 2, 3, and 4 below. These features are subject to change, to the extent permitted by law and by the Amended and Restated Declaration of Trust and Amended and Restated By-Laws of the Trust, or by action of the Board of Trustees of the Trust.

2. Administrative and Shareholder Services Fees

Each class of shares of a Fund pays Dodge & Cox for certain administrative and shareholder services (“Administrative and Shareholder Services Expenses”) pursuant to an Administrative and Shareholder Services Agreement (the “Agreement”). Under the Agreement, Dodge & Cox provides or procures certain administrative services for the Funds, including, but not limited to, oversight, administrative and technology, investment operations, tax, accounting, compliance, and legal and regulatory services, and certain shareholder services primarily or exclusively to I class shareholders, such as overseeing certain services provided by the Funds’ transfer agent, negotiating and entering into agreements with retirement plan recordkeepers and platform providers, preparing shareholder tax information, and “personal services” as defined under FINRA Rule 2341 and such other shareholder services as may be designated in the Agreement from time to time. In addition, the Agreement provides that Dodge & Cox will bear the costs of any transfer agents, dividend disbursement agents, and registrars of the Funds. The fee rates payable by each class of shares are set forth in the Prospectus and the Agreement.

3. Allocation of Income and Expenses

The gross income of each Fund, and expenses of each Fund other than Administrative and Shareholder Services Expenses, are allocated among the classes on the basis of the relative net assets of each class of such Fund. Each class of shares may, at the Trustees’ discretion, also pay a different share of expenses, not including advisory fees or other expenses related to the management of the Trust’s assets, if such expenses are actually incurred in a different amount by that class, or if the class received services of a different kind or to a different degree than that of other classes.

The Trust reserves the right to utilize any other appropriate method to allocate income and expenses among the classes, including those specified in Rule 18f-3(c)(1), provided that a majority of the Trustees and a majority of the Independent Trustees determine that the method is fair to the shareholders of each class and that the annualized rate of return of each class will generally differ from that of the other classes only by the expense differentials among the classes.

4. Exchange Privileges

Shareholders may exchange shares of one class of a Fund for shares of an identical class of any other Fund of the Trust, subject to the terms and conditions set forth in the Prospectus and based upon each Fund’s net asset value per share.

Shares of one class of a Fund may also be exchanged, at the shareholder’s option, for shares of another class of the same Fund (an “intra-Fund exchange”), if and to the extent an applicable intra-Fund exchange privilege is disclosed in the Prospectus and subject to the terms and conditions set forth in the Prospectus and based upon each class’s net asset value per share, provided that the shareholder requesting the intra-Fund exchange meets the eligibility requirements of the class into which such shareholder seeks to exchange.

Additional exchange privileges may be available as disclosed in a Fund’s Prospectus from time to time.

5. Dividends/Distributions

Each Fund pays out as dividends substantially all of its net investment income (which comes from dividends and interest it receives from its investments) and net realized short-term and long-term capital gains as described in the Prospectus.

All dividends and/or distributions will be paid in the form of additional shares of the class of shares of the Fund to which the dividends and/or distributions relate unless a shareholder elects otherwise. Dividends paid by each Fund are calculated in the same manner and at the same time with respect to each class.

6. Waiver or Reimbursement of Expenses

Expenses may be voluntarily capped, waived or reimbursed by Dodge & Cox to the extent permitted, or not prohibited, under Rule 18f-3 or other applicable law or regulation, or by any other provider of services to the Trust.

7. Effectiveness of the Plan

This Plan shall not take effect until it has been approved by votes of a majority of both (a) the Trustees of the Trust and (b) the Independent Trustees.

8. Material Modifications

This Plan may not be amended to modify materially its terms unless such amendment is approved in the manner provided for initial approval hereof in Section 7 above.

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